JOHN MARSHALL BANCORP, INC.

1943 Isaac Newton Square, Suite 100

Reston, Virginia 20190

June 3, 2025

BY EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention: Ms. Aisha Adegbuyi

Re:John Marshall Bancorp, Inc.

Registration Statement on Form S-3

File No. 333-287499

Request for Acceleration of Effectiveness

Dear Ms. Adegbuyi:

Pursuant to Rule 461 under the Securities Act of 1933, John Marshall Bancorp, Inc., a Virginia corporation (the “Company”), hereby requests acceleration of the effective date of its Registration Statement on Form S-3 filed on May 22, 2025 (File No. 333-287499), to 4:00 p.m., Eastern Time, on June 5, 2025, or as soon thereafter as practicable.

The Company respectfully requests that it be notified when this request for acceleration has been granted by a telephone call or email to Scott H. Richter of Williams Mullen at (804) 420-6221 or srichter@williamsmullen.com. Thank you for your assistance.

Sincerely,

John Marshall Bancorp, Inc.

By: /s/ Kent D. Carstater

Kent D. Carstater

Senior Executive Vice President and

Chief Financial Officer

cc:Scott H. Richter

Benjamin A. McCall